
07004122


SEC MAIL
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FEB 28 2007
WASH, D.C.
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SECTION

BP 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASHRAF CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. Lake Ave., Suite 603
(No. and Street)

Pasadena, CA 91101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARTHUR STELMACK 626-844-2478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/15

OATH OR AFFIRMATION

I, ARTHUR STELMACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASHRAF CAPITAL CORP., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial & Operations Principal

Title

Notary Public


MARILYN F. MERLO
Commission # 1698660
Notary Public - California
Los Angeles County
My Comm. Expires Nov 9, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

ASHRAF CAPITAL CORP.

201 SOUTH LAKE AVENUE, SUITE 603

PASADENA, CALIFORNIA 91101

CONTENTS

PART I

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Ashraf Capital Corp.
Pasadena, California

I have audited the accompanying statement of financial condition of Ashraf Capital Corp. as of December 31, 2006 and related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Ashraf Capital Corp.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Ashraf Capital Corp. as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 26, 2007

ASHRAF CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash in Bank	$ 10,324
Clearing Deposit	111,992
Commissions Receivable	22,541
Investment Securities	66,310
Office Furnishings and Equipment, net of Accumulated Depreciation of $50,583	0
Lease Deposit	2,760
Total Assets	$213,927

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Bank Loan Payable	$ 55,005
Accounts Payable	5,919
Commissions Payable	8,878
Due to Officer	232
Total Liabilities	70,034
Stockholder's Equity	
Common stock, no par value, authorized 1,000,000 shares, 25,000 shares issued and outstanding	25,000
Additional paid-in capital	470,000
Retained earnings (deficit)	(351,107)
Total Stockholder's Equity	143,893
Total Liabilities and Stockholder's Equity	$213,927

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2006

REVENUE	
Commissions	$ 299,951
(Loss) on Investments	(17,328)
Interest	5,812
Total Revenue	288,435
OPERATING EXPENSES – See Page 10	371,162
(LOSS) BEFORE PROVISION FOR INCOME TAXES	(82,727)
Income tax provision	
State	800
NET INCOME (LOSS)	$(83,527)

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Paid-In Capital	(Deficit) Retained Earnings	Stockholders' Equity
Balance January 1, 2006	$ 25,000	$400,000	$(267,580)	$ 157,420
Contributions		70,000		70,000
Net Income (Loss)			(83,527)	(83,527)
Balance December 31, 2006	$ 25,000	$470,000	$(351,107)	$ 143,893

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(83,527)
Depreciation	173
	(83,354)
Adjustments to reconcile net income to net cash provided by operating activities:	
Clearing deposit	(6,236)
Commissions receivable	(15,539)
Investment securities	48,170
Bank loan payable	(8,529)
Note payable to officer	(630)
Accounts payable	1,817
Commission payable	389
	19,442
Net cash used by operations	(63,912)
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	70,000
Net increase in cash	6,088
Cash at beginning of period	4,236
Cash at end of period	$ 10,324

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - PRESENTATION

Ashraf Capital Corp., the Company, was incorporated under the laws of the State of California on June 23, 1998. The Company was formed for the purpose of brokering and dealing in general securities. The Company has been approved to operate as a broker dealer in securities by the National Association of Securities Dealers (NASD).

NOTE 2 - NATURE OF BUSINESS

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with Wedbush Morgan Securities.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company recognizes revenue on a settlement date basis from commissions generated from the sale and purchase of a wide variety of financial instruments, including but not limited to, stocks and options. The Company reports expenses on the accrual basis for financial reporting purposes.

NOTE 4 - NET CAPITAL REQUIREMENT

On April 7, 2005, the NASD Los Angeles District Office approved a change in business operations to increase the broker dealer minimum net capital requirement to $100,000, to engage in trading for the firm's Proprietary Account, and to increase the number of broker employees to twenty persons pursuant to NASD Rule 1017.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 10 for the computation of net capital.

At December 31, 2006, the Company had a net capital of $124,789 and a net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 56%. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 5 - OFF BALANCE-SHEET RISK

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company files its income tax returns on the accrual basis. Because of the loss there is no Federal income tax and a minimum $800 state tax.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C3-3

Ashraf Capital Corp. an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Ashraf Capital Corp. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (ii).

ASHRAF CAPITAL CORP.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$ 143,893
Less: Non Allowable Assets	$ 2,760	
Haircuts on Securities	9,947	
Undue concentration	6,397	
		(19,104)
NET CAPITAL		$ 124,789

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 4,668
Minimum dollar net capital required	$ 100,000
Net Capital required greater of above amounts	$ 100,000
EXCESS CAPITAL	$ 24,789
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 117,786

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$ 70,034
Percentage of aggregate indebtedness to net capital	56%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)	N/A

Reconciliation of the unaudited with the audited computation of net capital

None Required

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Ashraf Capital Corp.
Pasadena, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 26, 2007

ASHRAF CAPITAL CORP.
SCHEDULE OF OPERATING EXPENSES
FOR THEYEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES

Clearing costs	$ 34,424
Commission expense	134,490
Quotation expense	10,345
Rent and parking	39,850
Telephone	17,306
Office expense	1,257
Office supplies	2,242
Accounting service	11,900
Delivery and postage	1,327
Insurance	1,070
Depreciation	173
Officer compensation	42,000
Employee benefits	12,311
Auto expense	7,432
Travel	17,153
Meals and entertainment	16,227
Bank charges	207
Regulatory fees	8,957
Interest expense	9,086
Professional fees	1,405
Legal and audit fees	2,000
Total Expenses	$371,162

See accompanying notes to financial statements.

PART II

ASHRAF CAPITAL CORP.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Ashraf Capital Corp.
Encino, California

In planning and performing my audit of the financial statements and supplemental schedules of Ashraf Capital Corp. (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Ashraf Capital Corp.
Encino, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 26, 2007

END